UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Aeterna Zentaris Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

007975204
(CUSIP Number)

Marc Paquet, Secretary Société générale de financement du Québec 600 de la Gauchetière Street West Suite 1500 Montréal, Québec Canada H3B 4L8
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 007975204
13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Société Générale de Financement du Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,903,478
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,903,478
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,903,478
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7,96%
14.	Type of Reporting Person (See Instructions) CO

Page  2 of 5 Pages

CUSIP No. 007975204
13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SGF Santé Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,903,478
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,903,478
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,903,478
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7,96%
14.	Type of Reporting Person (See Instructions) CO

Page  3 of 5 Pages

CUSIP No. 007975204
13D

This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on April 19, 2002, as amended and restated on April 19, 2003, March 6, 2006 and May 14, 2010 (as previously amended and amended hereby, the “Schedule 13D”) by Société Générale de Financement du Québec, and relates to Common Shares, no par value, of Aeterna Zentaris Inc.

Item 5.     Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended by deleting the text of such Item and replacing it with the following:

"SGF, through its wholly-owned subsidiary SGF Santé, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,903,478 Common Shares. This constitutes approximately 7.96% of the outstanding Common Shares based on 74,201,065 Common Shares outstanding as of May 13, 2010."

Item 5(c) of the Schedule 13D is hereby amended by deleting the text of such Item and replacing it with the following:

"On May 13, 2010, SGF sold 1,429,900 Common Shares in unsolicited brokers’ transactions through NBF Securities (USA) Corp. at an average price of $1.9884 a share, resulting in the beneficial ownership decreasing to 9.95% of the outstanding Common Shares. The sale was reported in Amendment No. 3 to Schedule 13D filed on May 14, 2010. Except as set forth herein or in Exhibits filed herewith, neither SGF, SGF Santé nor, to the knowledge of SGF and SGF Santé, any other person named in Item 2(a) above has effected any transaction in the Common Shares within the past sixty days."

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CUSIP No. 007975204
13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 17, 2010.

SOCIÉTÉ GÉNÉRALE DE FINANCEMENT DU QUÉBEC

By:	/s/ Marc Paquet
Name: Marc Paquet
Title: Secretary

SGF SANTÉ INC.

By:	/s/ Marc Paquet
Name: Marc Paquet
Title: Secretary

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